HEALTH ANTI-AGING LIFESTYLE OPTIONS, INC.
4233 E. Magnolia Avenue
Phoenix, AZ
Tel: (602) 561-9177

July 21, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549-4631

Attention:  Rufus Decker

Re:          Health Anti-Aging Lifestyle Options, Inc.
Form 10-K for the Year Ended December 31, 2008
File No. 0-50068

Dear Mr. Decker:

With reference to your facsimile of July 13, 2009 we will be amending our filing and will file the amended Form 10-K for fiscal year ended December 31, 2008 via the Edgar filing system.

The amendment to Form 10-K is being filed to amend Item 9A- Controls and Procedures so that our conclusion regarding the effectiveness of our disclosure controls and procedures does not contain limiting language.  We are also amending Exhibit 31.1; so that the certification does not exclude the internal control over financial reporting language from the introductory portion of paragraph 4.

We have provided our response to the comments raised in your facsimile of July 13, 2009 below as follows:
_________________________________________________________________________________

Item 9A — Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 31

1.
Please help us understand how you concluded that your disclosure controls and procedures were effective as of December 31, 2008, given the material weaknesses that you identified. In addition, your disclosure controls and procedures effectiveness conclusion should not be based solely on the material weaknesses described below, as you currently disclose, since this represents limiting language.  Please file an amendment to your Form 10-K which includes your disclosure controls and procedures effectiveness conclusion with no limiting language. If you believe your disclosure controls and procedures were effective, please make sure your disclosures in the amended Form 10-K explain why you believe this to be the case despite the material weaknesses.

We concluded that our disclosure controls and procedures were effective for the fiscal period  ended December 31, 2008 due to that fact that the material weaknesses we identified did not result in any material misstatements due to error or fraud.  We understand that our language used to confirm the effectiveness of our disclosure controls and procedures was limited and management has amended the Form 10-K to specifically conclude with no limiting language, the efficiency of our disclosure controls and procedures.

The amendment to the 10-K reads as follows:

Item 9A.                 CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Principal Executive Officer and Principal Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as required by Exchange Act Rule 13a-15(b) as of the end of the period covered by this report. Based on that evaluation, the Principal Executive Officer and Principal Financial Officer have concluded that our disclosure controls and procedures are effective however the following material deficiencies exist:

(i)
The Company’s management is relying on external consultants for purposes of preparing its financial reporting package; the sole officer may not be able to identify errors and irregularities in the financial reporting package before its release as a continuous disclosure document.

(ii)	As the Company is governed by one officer who is also the only director, there is an inherent lack of segregation of duties and lack of independent governing board.

(iii)
The Company does not have standard procedures in place to ensure that the financial statements agree to the underlying source documents and accounting records, that all of its transactions are completely reflected in the financial statements.

(iv)
 There are no controls in place to ensure that expenses are recorded when incurred, as opposed to when invoices are presented by suppliers, increasing the risk of incomplete expenses and accrued liabilities.

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Our internal control over financial reporting includes those policies and procedures that
 (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention of overriding controls. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment, as of December 31, 2008, management has concluded that the Company’s internal controls over financial reporting were not operating effectively. Management has  identified the following deficiencies, that only when aggregated, may possibly be viewed as a material weakness in our internal control over financial reporting as of December 31, 2008 and it is clarified that management did not identify any material weaknesses in its internal control over financial reporting:

1.
We do not have an Audit Committee – While not being legally obligated to have an audit committee, it is the management’s view that such a committee, including a financial expert member, is an utmost important entity level control over our financial statements.  To date we have not established an audit committee.

2.
Insufficient documentation of financial statement preparation and review procedures - We employ policies and procedures in reconciliation of the financial statements and the financial information based on which the financial statements are prepared, however, the controls and policies we employ are not sufficiently documented.

3.
We did not maintain proper segregation of duties for the preparation of our financial statements – As of December 31, 2008 the majority of the preparation of financial statements was carried out by one person.  Additionally, we currently only have one officer/director having oversight on all transactions. This has resulted in several deficiencies including:

a.	Significant, non-standard journal entries were prepared and approved by the same person, without being checked or approved by any other personnel.

b.	Lack of control over preparation of financial statements, and proper application of accounting policies.

4.
We lack sufficient information technology controls and procedures – As of December 31, 2008, we lacked a proper data back up procedure, and while backup did take place in actuality, we believe that it was not regulated by methodical and consistent activities and monitoring.

Changes in Internal Control Over Financial Reporting

We have also established and evaluated our internal control over financial reporting during the last fiscal quarter, and there have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of their last evaluation. Nor have there have been any changes in our internal control over financial reporting during the last fiscal quarter, however, once the Company is engaged in a business of merit and has sufficient personnel available, then our Board of Directors, will implement the following:

1.	Our Board of Directors will nominate an audit committee and audit committee financial expert.

2.
We will appoint additional personnel to assist with the preparation of our financial statements; which will allow for proper segregation of duties, as well as additional manpower for proper documentation.

3.
We will engage in a thorough review and restatement of our information technology control procedures, in addition to procurement of all hardware and software that will enable us to maintain proper backups, access, control etc.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  We are not required to provide an attestation report by our registered public accounting firm pursuant to the rules of the Securities and Exchange Commission.

Exhibit 31.1 — Certifications

2.
Your certification omits the internal control over financial reporting language from the introductory portion of paragraph 4.  Please file an amendment to your Form 10-K to include a certification that does not exclude the introductory portion of paragraph 4.  Please ensure that the revised certification refers to the Form 10- K/A and is currently dated.  Refer to Section 246.13 of the Division of Corporation Finance - Compliance and Disclosure Interpretations of Regulation S-K, which can be found at http://www.sec.govidivisions/corpfiryguidance/regskinterp.htrn.

Management has amended Exhibit 31.1 in the Form 10-K to include the internal control over financial reporting language from the introductory portion of paragraph 4.

In furtherance, the Company would like to acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that we have adequately addressed all of the comments as raised.

Yours truly,

HEALTH ANTI-AGING LIFESTYLE OPTIONS, INC.

DAVID ALLEY
David Alley
Principal Executive Officer